UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

SPECIAL FINANCIAL REPORT PURSUANT TO
REGULATION A OF THE SECURITIES ACT OF 1933

 For the fiscal year ended December 31, 2017

TerraCycle US Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-2479091
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

121 New York Avenue Trenton, NJ	08638
(Address of principal executive offices)	(Zip code)

(609) 656-5100

(Registrant’s telephone number, including area code)

Class A Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, the term “TerraCycle,” “we,” or “the company” refers to TerraCycle US Inc. and its consolidated subsidiaries. The term “TCI,” “parent,” or “parent company” refers to our parent company, TerraCycle, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 2. Management’s discussion and analysis of financial condition and results of operations

The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2016 and December 31, 2017 should be read in conjunction with our consolidated financial statements and the related notes included in this Annual Report. The consolidated financial statements included in this Annual Report are those of TerraCycle US Inc. and represent our entire operation. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Discussion of Financial Results

Even though we were only formed in August 2017, our wholly owned subsidiary, TerraCycle US, LLC has been operating in the United States since January 1, 2014. At that time, our now wholly owned operating subsidiary assumed all income and expenses associated with our parent company’s US operations, which had been operating since 2003. The consolidated financial statements include the accounts of TerraCycle US, LLC and its domestic subsidiary, which is wholly owned. On August 14, 2017, TerraCycle, Inc., (the sole member of TerraCycle US, LLC) contributed that membership in TerraCycle US, LLC to us. We conduct our business exclusively through our operating subsidiary, which generated revenues in each fiscal year since its inception. Our business focuses on helping companies and consumers find a solution to collect and recycle many kinds of waste that are not commonly recycled. We provide premium recycling services to manufacturers (brands), retailers, organizations and individuals that pay us to recycle a product and/or package they manufacture or use.

Operating Results

Our net sales are derived primarily from sale of products and services in four principal operations: National Recycling Programs (aka Brand Sponsored Collection Programs), Zero Waste Boxes, Material Sales, and Regulated Waste. Our net sales increased to $13,727,671 for the year ended December 31, 2017 from $9,960,446 for the year ended December 31, 2016, an increase of $3,767,225 or about 38%. This increase was due to:

•	An approximate $249,000 increase in sales for Brand Sponsored Collection Programs, driven by $531,000 product add-on sales to our partners, which more than offset declines in annual fixed fees and service-related fees.
•	Zero Waste Box revenues increasing by approximately $562,000, driven by the continued expansion of this business.
•	Material Sales increasing by approximately $1,570,000, fueled by increased business with major retailers IKEA and Target.
•	Regulated Waste added approximately $1,003,000 in revenue through the acquisition of the Air Cycle (“ACC”) business.
•	Approximately a $384,000 revenue increase in the Corporate segment.

Our cost of revenues primarily consists of logistics expenses (both shipping and warehousing), redemption of charity points, processing costs and cost of employees associated to the delivery of services. The cost of revenues increased to $8,179,980 for the year ended December 31, 2017 from $5,802,855 for the year ended December 31, 2016, an increase of $2,377,125 or about 41%. The increase in cost of revenues was primarily due to:

•	Approximately $304,000 related to the increase in product revenue.
•	Approximately $379,000 processing costs associated primarily with the Zero Waste Box business.
•	Approximately $981,000 associated with the higher Materials Sales revenue.
•	Approximately $540,000 related to Regulated Waste revenue.
•	About $141,000 of additional employee expenses.

Our gross profit was $5,547,691 for the year ended December 31, 2017 compared with $4,157,591 for the year ended December 31, 2016, a 33% increase. Gross margins decreased to 40.4% for the year ended December 31, 2017 from 41.7% for the year ended December 31, 2016.

Our operating expenses primarily consist of selling, general and administrative expense. Operating expenses totaled $4,625,528 for the year ended December 31, 2017 and $2,718,149 for the year ended December 31, 2016, an increase of $1,907,379 or about 70%. The primary factors for this increase were:

•	Approximately in $357,000 higher employee costs.
•	Approximately $400,000 of administrative expenses related to the acquired ACC business.
•	Approximately $234,000 related to professional and consulting fees, mainly associated with the additional audit and tax work on the corporate restructuring and the acquisition of the ACC business.
•	Approximately $695,000 of higher TCI management and IP licensing fees, in part related to the higher revenue of the business.
•	Approximately $73,000 increase in R&D expenses and $150,000 in office expenses, including increased travel and real estate taxes.

Other expenses consist of interest expense and foreign currency exchange. Other expenses increased to $58,287 for the year ended December 31, 2017 from $24,965 for the year ended December 31, 2016. The primary drivers of this increase were:

•	Approximately $28,000 increase in interest attributed to the seller’s note used to finance the acquisition of the ACC business discussed below.
•	Approximately $3,000 increase in foreign currency exchange fees, mainly derived from our transactions with Canadian vendors.

In 2017, the company recorded a provision for income tax of $675,735. The company is part of the consolidated tax return of its parent company, TCI, and as such, the parent includes the company’s taxable income or loss on its income tax returns. The company signed a Tax Sharing Agreement with its parent company effective January 1, 2017 by which the company pays the parent for the estimated income tax liability had it been a deconsolidated entity for income tax purposes. Concurrent with this agreement, TCI pushed down to the company the corresponding portion of $1,163,085 of the deferred tax asset recorded in TCI in 2016. The tax provision includes $179,008 corresponding to the taxes it owes TCI pursuant to the tax sharing agreement, and $496,727 deferred income taxes. Prior to January 1, 2017, the company was treated as a limited liability company for federal and state income tax purposes, and the parent company included the company’s taxable income or loss on its income tax returns. Accordingly, no provision or liability for income taxes were included in the 2016 financial statements.

As a result of the foregoing, the company’s net income decreased to $188,141 in 2017 from $1,414,477 in 2016.

Liquidity and Capital Resources

As of December 31, 2017, we had $992,052 of cash.

On March 27, 2014, TerraCycle US, LLC entered into a mortgage note payable to TD Bank, N.A. related to the purchase of office space located on 121 New York Avenue, Trenton, New Jersey. The principal amount of that loan is $300,000 and is subject to interest at 4.5%. The mortgage note is secured by the building and matures on April 1, 2029. As of December 31, 2017, the outstanding principal on that loan was approximately $246,000.

On May 26, 2016, TerraCycle US, LLC entered into a mortgage note payable with Bank of America Merrill Lynch related to the purchase of additional office space for the building located on 21 Hillside Avenue in Trenton, New Jersey. The principal amount of that loan is $300,000 and is subject to interest at 4.5%. The mortgage note is secured by the building and matures on May 25, 2031. As of December 31, 2017, the outstanding principal on that loan was approximately $277,000.

On October 31, 2017, the Company entered into a promissory note payable for the acquisition of ACC. The note is payable in $50,000 monthly installments of principal plus interest at 6% through September 30, 2021. Additional payments are due equal to 60% of the net income generated by the business, as defined, after April 30, 2019. It is the intention of the Company to repay this loan during 2018 with the expected proceeds of the capital raise. The amount outstanding under the promissory note payable was approximately $2,703,000 at December 31, 2017.

TerraCycle US, LLC also leases equipment under a capital lease with Lakeland Bank for the approximate amount of $7,000, De Lage Landen Financial Services, Inc, for the approximate amount of $4,000, and TOMARA Compaction for the approximate amount of $3,000. As of December 31, 2017, the total outstanding principal under these capital leases was $13,241. The leases carry interest rates range between 4.5% and 18%, expiring between August 2018 and October 2018.

Management’s Report

We are delighted to report on a wide range of positive results ranging from financial results (breaking $13 million in revenue) to growth from an acquisition (TerraCycle made its first acquisition). Our business development team is bringing in more new deals among our multiple lines of business driving organic growth by more than $2.4 million in revenue last year. In November our parent company was awarded the prestigious United Nations Momentum for Change Award in recognition of our ocean plastic program that turns marine plastic into various P&G products.

Finance Updates

2017 revenue reached $13.7 million, up $3.8 million or a 37.8% increase versus 2016. Organic growth contributed $2.4 million in revenue (23.6% growth versus 2016), and the acquisition of the ACC business added $1.0 million in revenue.

By line of business performance, our largest business unit, Sponsored Waste (SW) grew by $249,000 (+3.9%) to $6.6 million, driven mostly by sales of product add-ons. The Zero Waste Box (ZWB) business grew by $562,000 (+42.5%) to $1.9 million with the majority of the growth coming from the continuous expansion of this business into new waste streams and new clients. The Material Sales division increased by $1,570,000 (+65.9%) to $4.0 million, its growth fueled by increased business with major retailers IKEA and Target.

First Acquisition Update and Creation of Terracycle Regulated Waste

On October 31, 2017, TerraCycle closed on the acquisition of the assets of Air Cycle Corporation, a 20-year old company that brokers recycling services for florescent light bulbs and batteries. The purchase price was $3.3 million, including $525,000 of cash, $2,750,000 in seller debt (with the company’s option to convert $200,000 of that seller debt into stock in our company). We expect that the debt will be paid to the seller upon from first proceeds of the Regulation A offering. We are hopeful that we can significantly grow Air Cycle’s revenue and increase its profits through efficiency measures.

Brand Partnerships

The Brand Partnerships team has been focused on increasing the number and type of activations with existing brands. In 2017, this business continued to see a rise of independent and smaller brands contracting for smaller TerraCycle programs. In addition, new partners are contracting for longer-term engagements with our expanded service offerings.

Major New Partners

Church & Dwight confirmed the launch of a program with their flagship brand Arm & Hammer. This marks our first programs with this global leader in the home and personal care space. Barilla, a 140 year-old Italian pasta company with a 25% US market share is launching programs in both the US and Canada for their new “Ready Pasta”, which is the first and only Barilla product that is not recyclable. L’Occitaine confirmed program launches in the US and Canada, which expands their global partnership with TerraCycle (we are already partnered in France, Brazil, and Australia).

Other large-scale partnerships include Twin Labs, a leader in the sports nutrition/supplements category, which has purchased exclusivity for the supplements category.

Flonase launched a national recycling program in October 2017 for nasal spray cartridges and packaging, and Burt's Bees launched a shipping label widget on its Recycle On Us program webpage, also in October, which gives consumers nationwide the ability to recycle all Burt's Bees products and packaging.

Program Activation Highlights

•	Garnier: In March 2017, Garnier (L’Oreal’s largest brand in the US, which features TerraCycle’s name and logo on every package) launched a new promotion in partnership with TerraCycle and DoSomething.org called Rinse, Recycle, Repeat. This promotion encouraged millennials to recycle their bathroom “empties” through the promotion. This promotion brought in $75,000 of incremental revenue for TerraCycle that went toward a one-click shipping label, management, recycling, and a recycled garden donation. The success of the promotion has resulted in Garnier repeating it in 2018.

•	Maybelline: In 2017, we built upon the success of the 2016 event support by supporting at 4 events: February NYFW, BeautyCon BK, September NYFW, and the first Maybelline Make-Upcycle event.

•	Bausch + Lomb increased the recycling budget for their program due to a significant increase in annual collections.

•	PepsiCo has doubled their 2018 annual (management) fee from $20,000 to $40,000 with additional services. The brand has also allocated an initial $110,000 towards videos, conferences and design services. PepsiCo is also exploring a partnership with the Columbus Zoo to implement TerraCycle's reZound device in recycling bins at the zoo (relatively low-tech solar-powered bins for collecting plastic bottles that play a range of recorded voices saying “thank you for recycling”, which we have demonstrated increase recycling rates).

•	Colgate ShopRite and Meijer Playground promotions earned TerraCycle approximately $133,000 in revenue in 2017. Colgate also reported a sales lift of 40% over the prior year, increased market share and shoppers to stores. We plan to repeat these promotions in 2018 with plans for a second ShopRite playground bumping investment to $160,000.

•	Colgate and TerraCycle ran their first national retail promotion with Sam's Club with retail displays at 600 stores and a demo day at 200 stores. The promotion earned TerraCycle over $23,000. The brand also experienced a sales lift of 30% over the prior year and they also experienced their best week in sales in a 59-week period during the demo week. We plan to repeat these promotions in 2018.

Collection Highlights

•	In August 2017, the Entenmann’s Little Bites Pouch Recycling Program hit the milestone of recycling over 3 million pouches since first launching in 2013. This milestone was a long-time goal of Little Bites and was celebrated with a social media icon and e-blast communications.

•	Larabar’s Energy Bar Wrapper Recycling Program hit the milestone of collecting over 10 million energy bar wrappers since the program launched. This exciting milestone was celebrated with posts on Facebook, Instagram, and Twitter.

•	Bausch + Lomb reached the milestone of recycling 1 million pieces of contact lens waste (blister packs and contact lenses) since the program launched in 2016.

•	D’Addario hit the milestone of collecting 1 million guitar strings since the program launched in 2015. The program has been featured at U2 concerts, among others.

•	GU energy labs collected nearly double as many performance nutrition packages as in 2016, and the program hit a milestone of half a million pieces collected in the second half of 2017.

•	The Colgate Oral Care Program hit a milestone of 3 million pieces of oral care collected.
•	Colgate Save Water: In October 2017, Colgate and TerraCycle hosted an event at Alain L. Locke Magnet School for Environmental Stewardship in New York City. The event featured Colgate's Save Water spokesman Michael Phelps, and inspired students to save water, recycle, and keep up with oral hygiene.

Zero Waste Boxes (ZWB)

During 2017, our ZWB division entered into several new partnerships with businesses and retailers (see below), while sales with existing clients continue to increase as we are now offering more account services that give partners an opportunity to leverage their box purchases for marketing purposes. The company launched its second co-branded Zero Waste Box with Henkel (LOCTITE), the world’s largest industrial adhesive manufacturer. For the second consecutive year, all Office Depot and OfficeMax stores offered free binder recycling to its customers through Zero Waste Boxes.

ZWB Programs Launched in 2017:

Conglomerate/Brand	Sale Type	Waste Stream
RedBull	Direct	Aluminum Cans
Purina	Direct	Pet Food Packaging
Hasbro	Direct	Toy Packaging
Hill’s Pet	Direct	Pet Food Packaging
Barilla	Event	Flexible Packaging and Food Waste
Apple (SBM)	Relist	Candy And Snack Wrappers, Nitrile Gloves
Subaru Events	Events	Various Waste Streams
J&J (SBM)	Relist	Coffee Capsules
EO Products	Direct	Nitrile Gloves
Denali National Park	Direct	Candy and Snack Wrappers
Credo Beauty	Retail	Beauty Products and Packaging
NYX	Retail	Beauty Products and Packaging
NHBB	Direct	Various Waste Streams

Materials Sales

The Material Sales division generated record revenue ($4.0 million in 2017) and recycled the largest annual volume of waste in the company’s history. In addition to the traditional sale of materials to buyers of recycled plastics and metals, we are pleased to highlight Large industrial recycling deals where materials are delivered straight-to-processing.

Two significant 2017 deals included IKEA’s recall of “chest of drawers” products that began in 2016 and continued into 2017 and Target’s car seat take-back initiative. The Target program, after two pilot programs, went nationwide in the latter half of last year generating $1.9 million in revenue. In this case, Target is paying for recycling in a category of waste as a means to differentiate them from other retailers (which also generates foot traffic). Further, these straight to processing programs eliminate warehousing, and other associated costs allowing for a better profit margin and immediately fulfillment of our recycling commitment to the client.

Communications

The Company’s PR teams generated approximately 2,250 unique media placements. In addition, we were recognized several major awards including the United Nations Momentum for Change Award, the U.S. Chamber of Commerce Sustainable Business Award and Corporate Responsibility Magazine’s CEO Special Achievement in Innovation.

Work began in earnest on TerraCycle’s fourth book, The Future of Packaging, which will be published later in 2018. The book includes 15 other industry leaders as co-authors from the CEO of Unilever to the former Governor of New Jersey.

Item 6. Other Information

On October 20, 2017, our board of directors approved and ratified the appointment of Keiter (“Keiter”) as the company’s independent accounting firm for the discrete purpose of acting as the company’s independent accounting firm for the stand-alone consolidated balance sheet as of December 31, 2016 and the related stand-alone consolidated statements of income and member’s equity and cash flows for year then ended.  From October 20, 2017 and through December 31, 2017, the Company has not had any disagreement with Keiter on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreement, if not resolved to Keiter’s satisfaction, would have caused Keiter to make reference to the subject matter of the disagreement in their reports on the Company’s consolidated financial statements. In addition, from October 20, 2017 and through December 31, 2017, there were no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K. Keiter’s reports on the Company’s stand-alone consolidated balance sheet as of December 31, 2016 and the related stand-alone consolidated statements of income and member’s equity and cash flows for year then ended did not contain any adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

The Company provided Keiter with a copy of this Special Financial Report on Form 1-K prior to its filing with the Securities and Exchange Commission (“SEC”) and requested that Keiter furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements in Item 6. A copy of Keiter’s letter, dated May 7, 2018, is filed as Exhibit 9.2 to this Special Financial Report on Form 1-K.

On November 1, 2017, the board of directors approved the appointment of RSM US LLP (“RSM”) as the Company’s new independent registered public accounting firm commencing for its fiscal year ending December 31, 2017.

In connection with the Company’s appointment of RSM as the Company’s independent registered public accounting firm, the Company has not consulted RSM on any matter relating to either (i) the application of accounting principles to a specific transaction, either completed or contemplated, or the type of audit opinion that might be rendered on the Company’s financial statements or (ii) any matter that was the subject of a disagreement (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

Item 7. Financial Statements

TerraCycle US Inc. and Subsidiaries

Consolidated Financial Statements

Years Ended December 31, 2017 and 2016

Independent Auditor's Report

Board of Directors

TerraCycle US Inc. and Subsidiaries

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of TerraCycle US Inc. and Subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2017, the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TerraCycle US Inc. and Subsidiaries as of December 31, 2017, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The financial statements of the Company, as of and for the year ended December 31, 2016, were audited by other auditors, whose report, dated November 10, 2017, expressed an unmodified opinion on those statements.

Philadelphia, Pennsylvania

May 9, 2018

TerraCycle US Inc. and Subsidiaries

Consolidated Balance Sheets

December 31,	2017	2016
Assets
Current assets:
Cash	$992,052	$1,847,286
Accounts receivable, net of allowance for doubtful accounts of $22,273, 2017 and $43,889, 2016	1,964,395	2,004,263
Related party receivables, net	2,130,847	2,026,357
Inventory, net	979,171	110,288
Deferred tax asset	666,358	-
Prepaid expenses and other current assets	428,645	73,252
Total current assets	7,161,468	6,061,446
Related party receivables long term	239,000	239,000
Long-term loans to third party	-	147,693
Property and equipment, net	1,241,301	978,946
Goodwill	953,455	-
Other intangible assets, net	1,539,700	-
Total assets	$11,134,924	$7,427,085
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$2,751,157	$46,234
Current portion of capital lease obligations	13,241	15,523
Accounts payable	652,042	588,329
Related party payables	-	246,817
Accrued redemption points	309,560	554,526
Accrued expenses and other current liabilities	894,410	284,189
Deferred income	2,606,501	3,088,129
Total current liabilities	7,226,911	4,823,747
Long-term debt, net of current portion	474,149	507,293
Capital lease obligations, net of current portion	-	13,428
Commitments and contingencies (Notes 8 and 9)
Total liabilities	7,701,060	5,344,468
Stockholders’ and member’s equity: Common Stock, par value $0.0001 per share; 1,500,000 shares authorized; 500,000 shares issued and outstanding	50	-
Preferred Stock, par value $0.0001 per share; 500,000 shares authorized: Non-voting Class A – 250,000 shares authorized; 34,182 shares issued and outstanding; $34,182 liquidation preference	3	-
Additional paid-in capital	3,245,670	-
Retained earnings	188,141	-
Member’s equity	-	2,082,617
Total stockholders’ and member’s equity	3,433,864	2,082,617
Total liabilities and equity	$11,134,924	$7,427,085

See accompanying notes to consolidated financial statements.

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Operations

Years Ended December 31,	2017	2016
Sales	$13,727,671	$9,960,446
Cost of sales	8,179,980	5,802,855
Gross profit	5,547,691	4,157,591
Selling, general and administrative expenses	4,625,528	2,718,149
Income from operations	922,163	1,439,442
Other expense:
Interest expense	52,678	22,268
Foreign currency exchange	5,609	2,697
Total	58,287	24,965
Income before income taxes	863,876	1,414,477
Provision for income tax	675,735	-
Net Income	$188,141	$1,414,477

See accompanying notes to consolidated financial statements.

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Equity

See accompanying notes to consolidated financial statements.

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31,	2017	2016
Operating activities:
Net Income	$188,141	$1,414,477
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	61,099	70,771
Amortization	17,300	-
Bad debts	(21,616)	38,059
Deferred tax provision	496,727	-
Loss on disposal of property and equipment	5,966	-
Changes in operating assets and liabilities:
Accounts receivable	61,484	190,305
Related party receivables, net	(104,490)	(736,381)
Inventory	(67,837)	45,772
Prepaid expenses and other current assets	(355,393)	(28,272)
Deposits and other assets	147,692	(147,692)
Accounts payable	63,713	345,046
Related party payables	(246,817)	(72,161)
Accrued expenses	343,255	(278,632)
Deferred income	(481,628)	132,426
Net cash provided by operating activities	107,596	973,718
Investing activities:
Acquisition of Air Cycle Corporation business	(525,000)	-
Purchase of property and equipment	(330,100)	(11,600)
Proceeds from the sale of property and equipment	11,200	-
Net cash used in investing activities	(843,900)	(11,600)
Financing activities:
Repayment of Air Cycle Corporation seller’s note	(72,359)	-
Proceeds from long-term debt	-	300,000
Repayment of long-term debt	(30,861)	(24,033)
Repayment of capital lease obligation	(15,710)	(15,523)
Net cash provided by (used in) financing activities	(118,930)	260,444
Net Increase (decrease) in cash	(855,234)	1,222,562
Cash, beginning of year	1,847,286	624,724
Cash, end of year	$992,052	$1,847,286
Supplemental disclosure of cash flow data:
Interest paid	$54,619	$22,900
Supplemental disclosure of non-cash operating, investing and financing activities:
Note payable from Air Cycle Corp.	2,775,000	-
Common stock issued	50	-
Preferred stock issued	3	-
TerraCycle Inc. contribution of deferred tax asset	1,163,085	-

See accompanying notes to consolidated financial statements.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.	Organization

TerraCycle US Inc. ("TCUSI") was incorporated on August 14, 2017 under the laws of the State of Delaware. At the same date, TerraCycle US LLC (“LLC”) which had been incorporated on September 16, 2013 under the laws of the State of Delaware, transferred 100% of its membership units to TCUSI, becoming a 100% owned operating subsidiary of TCUSI. LLC has two US operating subsidiaries which are also 100% wholly-owned. As used herein, the "Company" refers to TCUSI and its subsidiaries. All the operating activities are conducted under LLC and subsidiaries, while TCUSI only has holding company activities. The consolidated financial statements represent full years of operations for LLC for the years ended December 31, 2017 and 2016.

The Company is a wholly-owned subsidiary of TerraCycle, Inc. (“TCI” or “Parent Company”). The consolidated financial statements include certain assumptions and estimates to allocate a reasonable share of TCI’s corporate overhead to the Company through a global management fee so that the accompanying consolidated financial statements reflect substantially all costs of doing business. For the years ended December 31, 2017 and 2016, overhead charges, include primarily compensation and related benefits, were approximately $3,165,000 and $2,352,000, respectively. The overhead corporate charges were allocated to the Company based on their revenues relative to the total consolidated revenues of the Parent Company.

The Company designs and manages programs to collect a wide range of non-recyclable waste materials for repurposing. Such materials are either sold as is, processed into a form which can be used by a manufacturer, or in some cases, manufactured into an eco-friendly product, which is sold directly to consumers.

The Company acquired the business of Air Cycle Corporation (“ACC”) (see Note 5) and operates under the TerraCycle Regulated Waste (“TCRW”) subsidiary of LLC. TCRW is a sustainable solutions and technologies company with products and services designed to enable companies to implement comprehensive environmental program for their facilities, focusing on regulated waste (e.g. fluorescent lamps, batteries and e-waste).

2.	Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of consolidation

The consolidated financial statements include the accounts of TCUSI and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Currency Transactions

The Company accounts for its foreign currency transactions in accordance with the Accounting Standards Codification (ASC) 830, Foreign Currency Matters. Transactions affecting revenues and expenses are generally translated at the exchange rate in effect on the transaction date. For the years ended December 31, 2017 and 2016, the Company recognized a foreign currency transaction loss of $5,609 and $2,697, respectively.

Impairment of long-lived assets

The Company assesses the recoverability of the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds the estimated future cash flows, then an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no events that would indicate an impairment as of December 31, 2017 and 2016.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains cash balances with a high-credit quality financial institution. At times, cash may exceed federally insured limits. At December 31, 2017 and 2016, the Company had cash balances in excess of federally insured limits of approximately $800,000 and $1,600,000, respectively.

For the year ended December 31, 2017, the Company had two customers that represented approximately 23% of sales and at December 31, 2017 had one additional customer that represented approximately 14% of accounts receivable. For the year ended December 31, 2016, the Company had one customer that represented approximately 10% and 19% of sales and accounts receivable, respectively. The Company routinely assesses the financial strength of its customers and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. The Company writes off accounts receivable as a charge to the allowance for doubtful accounts when, in the Company's estimation, it is probable that the receivable is worthless.

Revenue recognition

Revenue is recognized when all of these conditions are satisfied: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or the services have been rendered, (3) the price is fixed or determinable, and (4) collectability is reasonably assured.

The Company has various recycling programs for which revenue is generated. The Company enters into agreements with customers under various programs that seek to recycle their products or packaging through a sponsored collection or zero waste program. If the Company receives an up-front payment (annual fee and sometimes an exclusivity fee) to allow the customers to use the Company logo on its packages and advertise that the Company is a partner, revenue recognition is deferred and recorded to income over the term of the contract which usually spans one year, with some contracts as long as three years. An unearned amount related to such fees of approximately $1,050,000 and $1,300,000 is included in deferred income at December 31, 2017 and 2016, respectively.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The Company also receives a variable fee, usually billed monthly for the collection and recycling of products. Revenue is deferred until such waste is processed. An unearned amount of approximately $1,550,000 and $1,800,000 is included in deferred revenue at December 31, 2017 and 2016, respectively.

Merchandise sold is recorded as revenue upon shipment.

Inventory

Inventory, which consists of post-consumer waste, supplies and finished goods is stated at the lower of cost or net realizable value. A reserve is recorded when the Company determines inventory is obsolete or in excess of expected use.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets.

Maintenance and repairs are charged to expense as incurred. Significant replacements and betterments are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss on disposition is reflected in other expense in the accompanying consolidated statements of income and member’s equity.

Goodwill and Other Intangible Assets

Goodwill from the acquired Air Cycle Corporation business (see Note 5) is not amortized and is subject to annual impairment testing. There was no impairment during the year ended December 31, 2017. Other identifiable intangible assets are amortized on a straight-line basis over a 15-year period. Amortization for 2017 was $17,300.

Advertising costs

The Company expenses the costs of advertising as incurred. For the years ended December 31, 2017 and 2016, advertising expenses amounted to approximately $45,000 and $12,000, respectively.

Research and development costs

Research and development costs are charged to operations as incurred and amounted to approximately $93,000 and $18,000 for the years ended December 31, 2017 and 2016, respectively. These costs do not include research and development costs incurred by TCI which are proportionately allocated to the Company through the global management fee charge. Such costs are included in selling, general and administrative expenses.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Shipping costs

Shipping and handling costs are included in cost of sales. For the years ended December 31, 2017 and 2016, shipping and handling costs were approximately $1,920,000 and $1,390,000, respectively.

Income taxes

The Company is part of the consolidated tax return of the Parent Company and as such it includes the Company’s taxable income or loss on its income tax returns. The Company signed a Tax Sharing Agreement with its Parent Company effective January 1, 2017 by which the Company pays its Parent for the estimated income tax liability had it been a deconsolidated entity for income tax purposes. Prior to January 1, 2017, the Company was treated as a limited liability company for federal and state income tax purposes, and the Parent Company includes the Company’s taxable income or loss on its income tax returns. Accordingly, no provision or liability for income taxes were included in the 2016 financial statements.

As part of this tax sharing agreement and in conjunction with the contribution discussed in Note 12, the Parent pushed deferred taxes down to the Company of the approximately $1,163,000 previously recorded by the Parent.

The Company follows Financial Accounting Standards Board (“FASB”) guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statements. This requires evaluations of tax positions taken or expected to be taken in the course of preparing the Parent Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained “when challenged” or “when examined” by the applicable tax authority. Tax positions not deemed to meet the more-likely-than not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction however, the 2017 tax year is still subject to tax examinations at the Federal, State, and local level.

Accrued Redemption Points

Participants of certain waste collection programs earn points (usually two points) per unit or weight (usually pounds) collected depending on each specific program rules. These points can be redeemed every six months for payments to charitable 501(c)(3) organizations. Points not redeemed are cancelled after one year, as long as participants have not had activity in their account for the past twelve months. The Company recognizes a liability for the outstanding points not yet redeemed. As of December 31, 2017, and 2016, this liability amounted to approximately $310,000 and $555,000 respectively.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which establishes a core principle, achieved through a five-step process, that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments in this update deferred the effective date for implementation by one year and is now effective for annual reporting periods beginning after December 15, 2018. Upon adoption, ASU No. 2014-09 can be applied either retrospectively to each reporting period presented or retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company is evaluating the potential impact on its consolidated financial statements of adopting ASU No. 2014-09 and has not yet determined the implementation method to be used.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 840). The ASU will require that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and lease liability. The standard will require entities to classify leases as either a finance or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2019 and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the impact on its consolidated financial statements of adopting the new standard.

In August 2016, the FASB issued ASU 2016-15 to clarify whether the following items should be categorized as operating, investing or financing in the statement of cash flows: (i) debt prepayments and extinguishment costs, (ii) settlement of zero-coupon debt, (iii) settlement of contingent consideration, (iv) insurance proceeds, (v) settlement of corporate-owned life insurance (COLI) and bank-owned life insurance (BOLI) policies, (vi) distributions from equity method investees, (vii) beneficial interests in securitization transactions, and (viii) receipts and payments with aspects of more than one class of cash flows. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact on its consolidated financial statements of adopting the new standard.

In January 2017, the FASB issued ASU No. 2017-01, Clarifying the Definition of a Business. This is fundamental in the determination of whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This determination is important given the diverging accounting models used for each type of transaction. The guidance is generally expected to result in fewer transactions qualifying as business combinations. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact on its consolidated financial statements of adopting the new standard.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment. This removes step 2 from the goodwill impairment test. As a result, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize a goodwill impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. However, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact on its consolidated financial statements of adopting the new standard.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

3.	Inventory

Inventory consists of the following:

December 31,	2017	2016
Raw materials	$781,270	$40,573
Finished goods	213,459	85,273
Total	994,729	125,846
Less reserve for obsolete inventory	15,558	15,558
Total	$979,171	$110,288

4.	Property and Equipment, Net

Property and equipment are comprised as follows:

December 31,	Estimated Useful Lives	2017	2016
Land		$29,500	$29,500
Vehicles	5 years	6,800	6,800
Machinery and equipment	5-7 years	426,264	413,501
Buildings and improvements	39 years	1,308,871	1,005,334
Computer equipment	3-5 years	288,740	288,740
Furniture and fixtures	7 years	25,658	25,658
Total		2,085,833	1,769,533
Less accumulated depreciation and amortization		844,532	790,587
Total		$1,241,301	$978,946

For the years ended December 31, 2017 and 2016, depreciation expense amounted to approximately $61,000 and $71,000 and includes the amortization associated with assets under capital leases (see Note 8).

5.	Acquisition of Business

On October 31, 2017, the Company acquired the assets of ACC for a total consideration of $3,322,000. This acquisition was financed with a seller’s note for $2,775,000 (see Note 7), cash of $525,000 and assumption of $22,000 of liabilities. The Company incurred acquisition-related costs of approximately $30,000. These costs are expensed as incurred.

Identifiable assets acquired, and liabilities assumed are measured at their fair values at the acquisition date. The acquired inventory was valued at $801,000 and equipment at the estimated market value of $10,500.

The Company engaged a third party to determine the valuation of identifiable intangibles (e.g. trademarks and customer list), with a fair value of $1,557,000 which will be amortized over 15 years. The balance of the consideration, $953,500, was recorded to goodwill and is subject to annual impairment testing.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

6.	Related Party Transactions

The Company entered into a lease agreement with a stockholder of the Company to rent a storage facility that expires on January 31, 2020. The initial base rent at the commencement of the new lease was $15,450 per month. The lease provides for a change in rent equal to the percentage change in the Consumer Price Index, with a maximum percentage change of five percent, effective each anniversary of the commencement date. The base rent as of December 31, 2017 and 2016 were $15,760 and $15,450 per month. For the years ended December 31, 2017 and 2016, rent expense paid to this stockholder was approximately $189,000 and $185,000, respectively. Future minimum lease payments are expected to be $189,120 per year through January 2020.

On a regular basis, the Company enters into various transactions with its parent (TCI) and subsidiaries of TCI. The most significant activities occur with both TCI and TerraCycle Canada ULC. The most material activities with TCI include a quarterly global management fee charge from TCI to the Company as well as the Company funding TCI with cash to cover such items as payroll. The most material activities between the Company and TerraCycle Canada ULC include a regional allocation of expenses from the Company. There are also smaller daily operating activities expenses that TerraCycle Canada ULC will allocate to the Company such as customs brokerage on their behalf. At December 31, 2017 and 2016 the Company has a net related party short term receivable from TCI recorded in the amount of $2,117,025 and $1,980,788, respectively, and an additional $239,000 in long term both years, with no stated repayment terms, and a net related party receivable from other subsidiaries of the Parent Company in the amount of $13,822 and $45,569 respectively.

The Company allocated approximately $481,000 and $324,000 for the years ended December 31, 2017 and 2016, respectively, of office and related expenses to the Parent Company and related subsidiaries, which is recorded as a reduction in selling, general and administrative expenses in the consolidated statements of operations.

7.	Debt Obligations

On March 27, 2014, the Company entered into a mortgage note payable with TD Bank, N.A. related to the purchase of additional office space in Trenton, New Jersey. The mortgage note is payable in $2,305 monthly installments of principal plus interest at 4.50% and matures on April 1, 2029. The mortgage note payable is secured by the mortgaged premises and is personally guaranteed by an officer of the Company. The amount outstanding under the mortgage note payable was approximately $246,000 and $262,000 at December 31, 2017 and 2016, respectively.

On May 26, 2016, the Company entered into a mortgage note payable with Bank of America Merrill Lynch. The mortgage is secured by the building located on Hillside Avenue in Trenton, NJ. The mortgage note is payable in $2,305 monthly installments of principal plus interest at 4.50% and matures on May 25, 2031. The amount outstanding under the mortgage note payable was approximately $277,000 and $292,000 at December 31, 2017 and 2016, respectively.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

On October 31, 2017, the Company entered into a promissory note payable for the acquisition of ACC (see Note 5). The note is payable in $50,000 monthly installments of principal plus interest at 6% through September 30, 2021. Additional payments are due equal to 60% of the net income generated by the business, as defined, after April 30, 2019. It is the intention of the Company to repay this loan during 2018 with the expected proceeds of the capital raise (see Note 13). The amount outstanding under the promissory note payable was approximately $2,703,000 at December 31, 2017.

Estimated future annual maturities of debt, excluding capital lease obligations, as of December 31, 2017 are as follows:

Years ended December 31,	Amount
2018	$2,751,157
2019	48,007
2020	48,747
2021	49,520
2022	50,329
Thereafter	277,546
Total	$3,225,306

8.	Capital Lease Obligations

The Company leases equipment under capital leases with an interest rates ranging between 4.5% and 18%, expiring between August 2018 and October 2018. Future minimum lease payments under the capital lease in each of the years subsequent to December 31, 2017, are as follows:

Years Ending December 31,	2017	2016
2017	$-	$18,031
2018	15,026	15,026
Total minimum lease payments	15,026	33,057
Less amount representing interest	1,785	4,106
Present value of minimum lease payments	13,241	28,951
Less current portion	13,241	15,523
Capital lease obligations, net of current portion	$-	$13,428

Assets recorded under capital leases are included in property and equipment as follows:

December 31,	2017	2016
Machinery and equipment	$54,202	$66,092
Less accumulated depreciation	30,898	26,158
Net book value	$23,304	$40,744

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

9.	Commitments and Contingencies

Lease commitments

The Company leases various properties for storage facilities and office space. Storage facilities are on a month-to-month basis. Additionally, the Company leases one storage facility from a related party (see Note 6). Total rent expense was approximately $521,000 and $518,000 for the years ended December 31, 2017 and 2016, respectively.

Future minimum lease payments are expected to be as follows:

Years ended December 31,	Non-Related Party	Related Party	Total
2018	$96,550	$189,120	$285,670
2019	40,750	189,120	229,870
2020	-	15,760	15,760
Total	$137,300	$394,000	$531,300

The Company is also required to pay property taxes and common area maintenance charges related to the leases.

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows.

10.	401(k) Plan

The Company participates in a 401(k) Plan sponsored by its parent company. The charge to expense for the Company’s matching contribution amounted to approximately $29,000 and $4,000 for the years ended December 31, 2017 and 2016, respectively. The plan covers eligible employees, as defined by the plan, who elected to participate.

11.	Income Tax Provision

The provision for income taxes consists of the following:

Year ended December 31,	2017
Current:
Federal	$142,629
State	36,379
Total current provision	179,008
Deferred:
Federal	492,252
State	4,475
Total deferred provision	496,727
Total income tax provision	$675,735

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the Company’s NOL’s and deferred tax assets is dependent upon the generation of future taxable income. During the year ended December 31, 2017, the Company determined that it was more likely than not, based on prior years results and the Company’s business plan, that it would generate sufficient taxable income in the future to realize certain of its net deferred tax assets.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

During 2017, the company was formed by a contribution of ownership, by the parent company, in LLC. As a result, a portion of the deferred tax assets that were originally reflected on the books of the parent were pushed down and are now reflected on the books of the company.

The effective rate differs from the statutory rate as a result of the revaluation of the deferred tax asset effectively contributed by the parent company upon formation. The revaluation is due to the passage of the Tax Cuts and Jobs Act prior to the end of the year wherein the corporate tax rate was reduced from 35% to 21%. The impact of this tax rate reduction is approximately $302,000.

Deferred income taxes are recorded based upon differences between the financial statement and tax bases of assets and liabilities.

The deferred tax asset consists of the following:

At December 31, 2017
Deferred tax asset:
Inventory reserve	$158,470
Property and equipment	(42,873)
Deferred revenue	423,020
Accrued expenses	88,021
Other assets	39,720
Total deferred tax asset	$666,358

Beginning in 2017, the Company entered into a tax sharing arrangement with TCI by which it pays the parent the taxes the Company would have to pay if it were a non-consolidated tax entity. For the year ended December 31, 2017, it was estimated that the Company would owe, as a standalone entity, approximately $179,000 in taxes. This amount was cross charged by TCI and is included in the net related party receivable at December 31, 2017.

12.	Stockholders’ Equity

On August 14, 2017, TCI contributed 100% of the membership interests in LLC to the company in which it had a capital account balance of $2,082,617 along with deferred income tax assets of $1,163,085 for which it was issued 500,000 common shares in the Company.

On December 1, 2017, a shareholder in TCI who owned 5,225,360 shares of TCI Series C shares and 13,571,663 of TCI Series D shares (collectively the shares), exchanged the shares for 34,182 shares of the Company’s non-voting Class A Preferred stock. To extent that not all of the 34,182 shares are sold pursuant to the Company’s REG A+ offering (note 14), then the shareholder can put the unsold shares back to TCI in the ratio of one share of the Company’s preferred shares to 493 shares of the TCI series D and Series C shares, in a defined formula.

The Company shall have an irrevocable option to repurchase any or all shares of Class A Preferred Stock under defined circumstances with 18 months of issuance at a price equal to the greater of the original issue price plus any declared but unpaid dividends or the fair market value as defined. The Class A preferred stock has a liquidation preference of $1 per share.

Upon the closing of the sale of shares of Common Stock to the public in a public offering, each outstanding share of Class A Preferred Stock shall automatically be converted into one share of Common Stock and such share may not be reissued by the Company.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

13.	Segments

The Company defines its business in four segments: 1) Sponsored Waste (SW), 2) Zero Waste Boxes (ZW), 3) Material Sales (MS), and 4) Regulated Waste (RW). The Company defines its segments as those operations that engage in business activities from which it may recognize revenue and incur expenses, whose results its chief operating decision maker regularly reviews to analyze performance and allocate resources and for which discrete financial information is available. The Company measures the results of its segments using, among other measures, each segment’s net sales and operating income, which includes certain corporate overhead allocations.

Information for the Company’s segments, as well as certain corporate operating and non-operating results that are not used internally to measure and evaluate the business, including the reconciliation to income before income taxes, is provided in the following table:

(In Thousands)	SW	ZWB	MS	RW	Corp	Total
Year ended December 31, 2017
Net Sales	$6,647	$1,883	$3,952	$1,003	$243	$13,728
Income before discountinued operations	$1,945	$239	$(1,452)	$6	$126	$864

Year ended December 31, 2016
Net Sales	$6,398	$1,321	$2,382	$-	$(141)	$9,960
Income before discountinued operations	$2,089	$146	$(1,311)	$-	$490	$1,414

14.	Subsequent Events

The Company got approval on January 10, 2018 from the Securities and Exchange Commission for a $25,000,000 capital raise of Non-Voting Class A Preferred Stock under Regulation A+, a crowd funding vehicle created under the Jobs Creation Act of 2014. Part of the funds raised are to be applied to pre-payment of the seller’s note discussed in Note 5.

The Company has evaluated subsequent events through May 8, 2018, the date the consolidated financial statements were available to be issued, and has disclosed all required events.

Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Incorporation (1)
2.2	Bylaws (2)
4.	Form of Subscription Agreement (3)
6.1	Operational Support Services Agreement (4)
6.2	Rental Agreements (5)
6.3	Air Cycle Asset Purchase Agreement (6)
8.	Escrow Agreement (7)
9.1	Letter from BDO USA LLP (8)
9.2	Letter from Keiter

(1)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex2-1.htm
(2)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex2-2.htm
(3)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex4.htm
(4)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex6-1.htm
(5)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex6-2.htm
(6)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417059765/tv479723_ex6-3.htm
(7)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex8.htm
(8)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417059765/tv479723_ex9.htm

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Trenton, New Jersey, on May 10, 2018.

TerraCycle US Inc.

By:	/s/ Tom Szaky
Tom Szaky
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/	Tom Szaky
Chief Executive Officer and Director
May 10, 2018

/s/	Javier Daly
Chief Financial Officer (Chief Accounting Officer) and Director
May 10, 2018

/s/	Richard Perl
Chief Administrative Officer and Director
May 10, 2018

/s/	Daniel Rosen
General Counsel and Director
May 10, 2018

/s/	David Zaiken
Director
May 10, 2018

/s/	Ehud Laska
Director
May 10, 2018